APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Poppytots
Balance Sheet - unaudited
For the period ended 05-31-22

	Current Period
	31-May-22
ASSETS	
Current Assets:	
Cash	$ 10,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	3,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	15,000.00
Total Current Assets	28,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	6,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	6,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	4,000.00
Other Assets	-
Total Other Assets	4,000.00
TOTAL ASSETS	$ 38,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		38,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		38,000.00
TOTAL LIABILITIES & EQUITY	$	**38,000.00**
Balance Sheet Check		-

I, Tracy Pointer, certify that:

1. The financial statements of Poppytots LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Poppytots LLC has not been included in this Form as Poppytots LLC was formed on 01/27/2022 and has not filed a tax return to date.

Signature   *Tracy Pointer*

Name: Tracy Pointer

Title: Owner